May 26, 2010

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

Small Cap Series – Class A, B, Z, D, and E

Commodity Series

Technology Series

International Series

Life Sciences Series

World Opportunities Series – Class A, B, Z, D, and E

High Yield Bond Series

Global Fixed Income Series

Financial Services Series

Core Bond Series

Core Plus Bond Series

Real Estate Series

Diversified Tax Exempt Series

New York Tax Exempt Series

Ohio Tax Exempt Series

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on April 12, 2010 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 78 on Form N-1A, filed with the SEC on February 26, 2010. PEA No. 78 was filed for the purpose of updating the Fund’s registration statement to comply with recent amendments made to Form N-1A.

1.	Comment: If the Fund intends to use summary prospectuses immediately, please provide a draft of the language the Fund intends to use in its summary prospectus to comply with Rule 498(b)(1)(v).

Response: The Fund has no immediate plans to use summary prospectuses.

2.	Comment: Please provide completed fee tables and expense projections.

Response: As requested, completed fee tables and expense projections were sent to Briccio Barrientos of the SEC staff.

3.	Comment: Each Series’ investment objective should only state the Series’ investment goal, and should not include the phrase “by investing in . . .” as that is part of the Series’ investment strategy.

Response: The investment goals of the Small Cap Series, World Opportunities Series, Financial Services Series, Core Bond Series, Core Plus Bond Series, and Real Estate Series may only be changed by the Series’ Board of Directors. The investment goals of the other series of the Fund are fundamental policies and may not be changed without obtaining the approval of the Series’ shareholders. Accordingly, we have not made the requested change.

4.	Comment: For each Series for which a line item for Acquired Fund Fees and Expenses (AFFE) does not appear in its fee table, remove the footnote to the fee table explaining why AFFE causes the expense ratio shown in the fee table not to match the amounts shown in the financial highlights.

Response: In accordance with the instructions to Form N-1A, for Series for which the AFFE did not exceed 0.01% of the Series’ average net assets, the amount of AFFE was included in the Series’ “other expenses” line item in the Series’ fee table. For each active Series, the addition of the AFFE to the Series “other expenses” caused the expense ratio shown in the Series’ fee table not to match the expense ratio shown in the Series’ financial highlights. Accordingly, we believe the inclusion of the footnote is appropriate and permitted by Instruction 3(f)(vii) to Item 3 of Form N-1A.

5.	Comment: With respect to each Series that has adopted an investment policy that states that the Series will invest at least 80% of its assets in the types of securities suggested by its name, delete the word “generally” from the Series’ definition of the types of securities suggested by its name.

Response: Accepted. We have made this change.

6.	Comment: For each Series that invests in Exchange Traded Funds (ETFs), please add a line item to the fee table to reflect the AFFE of the ETFs. For Series that include ETFs in the “Principal Investment Strategies” section but do not have significant investments in ETFs, please consider whether the disclosure concerning ETFs should be removed from this section.

Response: The principal investment strategies section of each Series’ prospectus outlines the variety of principal investment strategies and security types that may be used by the Series’ investment advisor to achieve the Series’ investment objective. The Series’

investment advisor’s use of any one particular strategy or security type is subject to its discretion based on its review of current market conditions and opportunities. During fiscal year 2009, the investment advisor chose to make limited use of ETFs for some of the Series. However, there is no guarantee that the investment advisor will make limited use of ETFs going forward and, if it chooses to invest in ETFs for a Series, the investment advisor may commit a material amount of the Fund’s assets to ETFs. Accordingly, we believe investments in ETFs are part of the Series’ principal investment strategies and, therefore, have not removed ETFs from the Series’ “Principal Investment Strategies” sections.

In accordance with the instructions to Form N-1A, for Series for which the AFFE exceeded 0.01% of the Series’ average net assets, the line item for AFFE was added to the Series’ fee table. For Series for which the AFFE did not exceed 0.01% of the Series’ average net assets, the amount of AFFE was included in the Series’ “other expenses” line item in the Series’ fee table.

7.	Comment: For each Series, please delete the explanation of the primary benchmark from the performance section.

Response: We feel that providing a description of a Series’ primary benchmark in the performance section is necessary for the average investor to understand the Series’ performance information. However, we have reduced the level of detail previously provided for the Series’ primary benchmarks in order to make these descriptions more concise.

8.	Comment: In each Series’ summary section, please limit the portfolio manager disclosure to the five portfolio managers with the most significant responsibility for the day-to-day management of a Series’ portfolio.

Response: A team of investment professionals and analysts employed by the Series’ investment advisor makes all of the Series’ investment decisions. No one specific member (or any particular group of members) of the portfolio management team is primarily responsible for the Series’ portfolios, nor are there five portfolio managers on the team with the most significant responsibility for the day-to-day management of each Series’ portfolio. We have included language in the portfolio manager information in each Series’ summary section intended to clarify the responsibilities of the Series’ portfolio management team. In addition, the role of the portfolio management team for each Series is further described in the “Management” section of the prospectuses.

9.	Comment: In each Series’ summary section, please change the caption to the section discussing tax information to the caption used in Item 7 of Form N-1A.

Response: Accepted. We have changed the caption in each summary section to “Tax Information.”

10.	Comment: In the tax information disclosure pursuant to Item 7 of Form N-1A in each Series’ summary section, please note that shareholders in tax deferred accounts will be subject to taxes in the future.

Response: We believe the current tax disclosure included in each Series’ summary section is consistent with Item 7 of Form N-1A. Accordingly, we have not made the requested change.

11.	Comment: In the section titled “Principal Risks of Investing in the Series” in the summary section for the Commodity Series, please make the disclosure relating to the risks of commodity-related investments more specific and less generic.

Response: We believe the disclosure in the “Principal Risks of Investing in the Series” section of the summary section for the Commodity Series provides investors appropriate, summary-level disclosure regarding the risks of commodity-related investments. However, in response to your request, we have added additional, more specific risk disclosure in the section entitled “More Information About the Series’ Principal Risks” under the caption “Risks related to commodity investments.”

12.	Comment: In the “Principal Investment Strategies” section of the Technology Series’ summary section, the Series’ definition of “companies in technology-based industries” is very broad and should be narrowed.

Response: We believe that the Series has adopted a reasonable definition of the types of securities suggested by its name (i.e., securities of companies in the technology industry) because the Series’ definition includes only those companies that either (a) satisfy an objective technology-based asset/revenue/net income test, or (b) have been classified as a technology company by an independent third party. Further, it should be noted that the technology sector is itself broad, as the sector comprises many industries, and the Series’ definition reflects this breadth. We believe the Series’ definition of “companies in technology-based industries” is within the guidelines of Rule 35d-1 under the Investment Company Act of 1940 and the SEC guidance thereunder. Accordingly, we have not made the requested change.

13.	Comment: In the “Principal Investment Strategies” section of the Technology Series’ summary section, please move the sentence regarding companies that are considered appropriate for investment from the second paragraph to the first paragraph.

Response: Accepted. This change has been made for the Technology Series, as well as for several other Series for which the disclosure was similar.

14.	Comment: In the “Summary of Past Performance” in the Life Sciences Series’ summary section, please remove the discussion of the Series’ prior activation period because it has been more than 10 years since the Series’ current activation.

Response: Because we believe this information is helpful to investors in understanding the historical performance of the Series, we have retained this information, but moved the disclosure to appear under the average annual total return table.

15.	Comment: In the average annual total return table in the World Opportunities Series’ summary section, please put the inception date of the Series in the table or disclose it in a place other than a footnote.

Response: Accepted. This information is now provided in the text following the average annual total return table.

16.	Comment: In the fee table in the High Yield Bond Series’ summary section, please remove the footnote stating that “other expenses” are based on estimates for the current fiscal year because the Series was active in 2009.

Response: Instruction 6(a) of Item 3 of Form N-1A requires the Series to provide this disclosure because the Series only includes financial statements covering a period of 6 months or less. Accordingly, we have not made the requested change.

17.	Comment: For the High Yield Bond Series, please provide the portfolio turnover rate on an unannualized basis.

Response: Accepted. Although the disclosure stated that the figure provided was cumulative, we have added “(unannualized)” as a clarifying note. This change was also made for the Real Estate Series.

18.	Comment: Please disclose what portion of the portfolio of the Global Fixed Income Series may be invested in U.S. securities.

Response: The Series has not established any minimum or maximum investment limitation with respect to its investments in U.S. securities. Rather, the Series has the flexibility to vary its investments in U.S. securities according to market conditions and the investment advisor’s outlook for the bond market. Accordingly, we have not made the requested change.

19.	Comment: In the Real Estate Series’ principal risks section in the summary section, the disclosures regarding convertible securities and high yield bonds are similar. Please combine these disclosures or take other steps to reduce the amount of repetitive information being provided.

Response: Accepted. We have consolidated the risk disclosure relating to convertible securities to reduce the amount of repetitive information provided in this section.

20.	Comment: In the summary section of the Diversified Tax Exempt Series, please disclose the specific risks of municipal bonds.

Response: Accepted. We have added risk disclosure about municipal bonds for this Series and also for the New York Tax Exempt Series and Ohio Tax Exempt Series.

21.	Comment: In the summary section of the New York Tax Exempt Series, please provide more specific risk disclosure concerning New York municipal bonds.

Response: Accepted. We have added New York-specific risk disclosure to the summary section and to the “More Information About the Series’ Principal Risks” section of the prospectus. In these same sections, we have also added Ohio-specific risk disclosure for the Ohio Tax Exempt Series.

22.	Comment: In the section titled “More Information About the Series’ Principal Investments,” please be sure this section shows which investments apply to each Series.

Response: Accepted. We have added clarifying language to this section.

23.	Comment: In the section titled “More Information About the Series’ Principal Risks,” please be sure this section shows which risks apply to each Series.

Response: Accepted. We have added a table at the beginning of this section that shows which of the risk disclosures relate to each of the Series.

24.	Comment: Please provide the ticker symbols on the cover pages of the prospectuses for World Opportunities Series Class B, Z, D, and E and Small Cap Series Class B, Z, D, and E.

Response: These classes of these Series have never been active; therefore, no ticker symbols are available.

25.	Comment: The Series’ concentration policies provided in the Statement of Additional Information (SAI) are confusing and should be clarified. In addition, please note that they do not apply to investments in tax exempt securities.

Response: The Series’ concentration policies are fundamental policies and therefore can only be changed with shareholder approval. Accordingly, no changes have been made.

26.	Comment: Please be sure to include in the Fund’s Rule 485(b) filing the new disclosures required by Item 17(b) relating to disclosure of director qualifications, Board oversight of risk management and Board leadership structure.

Response: Accepted. This disclosure has been added to the SAI in the Fund’s Rule 485(b) filing.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Briccio Barrientos, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, Inc.